EXHIBIT (a)(13)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

MICHAEL CRADY and CRADY FAMILY TRUST,

Plaintiffs,

v.

GENERAL WILLIAM LYON, WILLIAM H. LYON, WADE H. CABLE, RICHARD E. FRANKEL, HAROLD H. GREENE, LAWRENCE M. HIGBY, GARY H. HUNT, ARTHUR B. LAFFER, ALEX MERUELO, and WILLIAM LYON HOMES,

Defendants.

C.A. No.

COMPLAINT

Plaintiffs Michael Crady and Crady Family Trust (“Plaintiffs”), by their attorneys, allege upon information and belief, except as to paragraph 7 which is alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought on behalf of the public shareholders of William Lyon Homes (“WLS” or the “Company”), against the directors of the Company. Plaintiffs seek relief in connection with a tender offer (the “Tender”) that, if consummated, would result in freezing out the public shareholders of the Company for an unfair and inadequate price. The freeze-out has been proposed by Defendant General William Lyon (“General Lyon”) who controls 74.5% of the voting power of the Company.

2. If the Tender is allowed to proceed, General Lyon will enrich himself and his son, Defendant William H. Lyon (“William Lyon”) (collectively, the “Lyons”) by acquiring the public shareholders’ interests in the Company without paying a fair or adequate price.

3. Both the price contemplated in the Tender and the process by which General Lyon proposes to consummate it are fundamentally unfair to Plaintiffs and the other public shareholders of the Company. Therefore, Plaintiffs seek to enjoin the Tender which will irreparably harm Plaintiffs and the other WLS shareholders.

4. General Lyon controls approximately 74.5% of the voting power of WLS pursuant to various trusts for William Lyon’s benefit, as well as a May 31, 2002 voting agreement among General Lyon, the Trustees of the Cable Trust (“Cable Trust”), and Defendant Wade H. Cable (“Cable”) (the “Voting Agreement”), though General Lyon individually owns only 47.6% of the equity of the Company.

5. General Lyon seeks to acquire WLS’s publicly held shares on unfair terms without allowing the Company’s Board of Directors (the “Board”) to explore any competing bids, and without regard to the wishes or best interests of the Company’s public shareholders or the intrinsic value of WLS stock.

6. General Lyon has previously indicated his unwillingness to consider selling his own interest in the Company or even to entertain any proposals in that regard.

THE PARTIES

7. Plaintiffs are the owners of common stock of WLS and have owned such shares continuously since prior to the wrongs complained of herein. Plaintiff Michael Crady is the trustee for the Crady Family Trust.

8. Defendant WLS is a Delaware corporation with its principal place of business at 4490 Von Karman Avenue, Newport Beach, California, 92660. WLS is primarily engaged in the design, construction and sale of single family detached and attached homes in California, Arizona and Nevada. The Company primarily emphasizes sales to the entry-level and move-up homebuyer markets.

9. Defendant General Lyon is Chairman of the WLS Board and Chief Executive Officer (“CEO”) of the Company. He has served as a director of the Company and of its predecessors William Lyon Homes, Inc. (“Old William Lyon Homes”) and The Presley Companies (“Presley”) since 1987. Through his employment with the Company, General Lyon has received approximately $20,964,490 in salary and bonus compensation in 2005 and approximately $14,933,807 in salary and bonus compensation in 2004. General Lyon currently owns 4,115,437 shares of Company common stock (approximately a 47.6% equity interest in the Company), but controls 74.5% of any shareholder vote.

10. Defendant William Lyon, the 30-year old son of General Lyon, is the Chief Administrative Officer for the Company and has served as a director of the Company since 2000. Through his employment with the Company, William Lyon has received material salary and bonus compensation. Through his employment with the Company, William Lyon has received approximately $1,066,258 in salary and bonus compensation since 2004. William Lyon also received approximately $2,263,000 in rent from the Company in 2003-2005. William Lyon is the sole beneficiary of the William Harwell Lyon Separate Property Trust (the “Separate Property Trust”) and The William Harwell Lyon 1987 Trust (the “1987 Trust”) (collectively, the “Lyon Trusts”), which collectively own approximately 1,749,259 shares of Company common stock, or 24.1% of outstanding WLS common shares.

11. Defendant Cable is President and Chief Operating Officer of the Company and has served as a director of the Company and its predecessor entities since 1985. Through his employment with the Company, Cable has received approximately $16,866,250 in salary and bonus compensation since 2001. Cable and his family own 247,705 shares of Company common stock as trustees of the Cable Trust. General Lyon has the power to control the vote of those shares pursuant to the Voting Agreement.

12. Defendant Richard E. Frankel (“Frankel”) serves as Chairman of the Board and CEO of William Lyon Financial Services and has served as a director of the Company since 2000. Frankel also serves on the board of Commercial Bank of California (“CBC”), founded by General Lyon in 2003, along with Defendants General Lyon and Alex Meruelo (“Meruelo”). Defendant Frankel’s son, Jeffrey D. Frankel, an Assistant Project Manager in the Company’s Northern California Division, receives an annual base salary of $95,000 and a monthly car allowance of $400 from the Company, and earned a bonus of $117,049 in 2004.

13. Defendant Harold H. Greene (“Greene”) has served as a director of the Company since 2005.

14. Defendant Lawrence M. Higby (“Higby”) has served as a director of the Company since January 2006.

15. Defendant Gary H. Hunt (“Hunt”) has served as a director of the Company since 2005.

16. Defendant Dr. Arthur B. Laffer (“Laffer”) has served as a director of the Company since 2005.

17. Defendant Alex Meruelo has served as a director of the Company since 2004. The Company and Meruelo are parties to an agreement pursuant to which Meruelo is eligible to receive a finder’s fee based upon the cash distributions received by a subsidiary of the Company from a joint venture development project relating to a portion of the Fort Ord military base in Monterey County, California. The joint venture development project resulted from Defendant Meruelo’s introduction of the Company to Woodman Development Company, LLC (“Woodman”) and the subsequent formation of East Garrison Partners I, LLC (“EGP”) as a joint venture between Woodman and Lyon East Garrison Company I, LLC (“EGC”). The finder’s fee will equal 5% of all net cash distributions distributed by the joint venture to EGC. Meruelo owns and manages more than 1,000 residential units and over 20 retail units in Southern California. Meruelo serves as a director and chairman of the audit committee of CBC, where Defendants General Lyon and Frankel also serve as directors.

18. The defendants referred to in paragraphs 9 through 17 are collectively referred to herein as the “Individual Defendants.”

19. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiffs and the other public stockholders of WLS, and owe Plaintiffs and the other members of the Class the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

CLASS ACTION ALLEGATIONS

20. Plaintiffs bring this action individually and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

21. This action is properly maintainable as a class action.

22. The Class is so numerous that joinder of all members is impracticable. As of February 28, 2006 there were approximately 8.65 million shares of Company common stock outstanding.

23. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a)	whether the Tender is unfair to the Class;

(b)	whether Plaintiffs and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated;

(c)	whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiffs and the other members of the Class; and

(d)	whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants.

24. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

26. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

27. The Lyons have used the Company and its resources as their personal coffers, causing and inducing the Company to enter into numerous transactions principally designed for the personal financial benefit of the Lyons. The Company is party to numerous agreements and transactions with the Lyons and related entities, namely:

(i)	A portion of the net proceeds of the Company’s March 17, 2003 offering of 10.75% Senior Notes was used to repay $30,000,000 in principal amount held by the Lyons.

(ii)	In 2000, the Company purchased real estate projects for a total purchase price of $8,468,000 from entities controlled by the Lyons. One-half of the net profits in excess of six to eight percent from the development of certain of the real estate projects are to be paid to the seller. In 2002, the Company paid the Lyons $1,770,000 in accordance with this agreement.

(iii)	On October 26, 2000, the Board approved the purchase of 579 lots for a total purchase price of $12,581,000 from an entity controlled by the Lyons. In 2003, 2002 and 2001, the Company purchased 72, 183 and 143 lots, respectively, for a total purchase price of $2,507,000, $4,150,000 and $2,777,000, respectively.

(iv)	On July 9, 2002, the Board approved the purchase of 144 lots, through a land banking arrangement, for a total purchase price of $16,660,000 from an entity that purchased the lots from William Lyon.

(v)	The Company paid to one of the Lyon Trusts $755,000, $755,000, and $753,000, in 2005, 2004 and 2003, respectively for rent of the Company’s corporate office.

(vi)	On September 1, 2004, the Company entered into an aircraft consulting and management agreement with an affiliate of William Lyon to operate and manage the Company’s aircraft. The Company’s business plan for the aircraft includes charter service for William Lyon personally.

28. Recognizing the tremendous potential of WLS stock, General Lyon and the other Individual Defendants have caused the Company to repurchase 2.5 million shares of the Company’s then outstanding common stock since 2001. At the same time, General Lyon has increased his equity ownership of the Company from approximately 38% as of March 31, 2004 to 47.8% as of April 26, 2005.

The 2005 Acquisition Proposal

29. On April 26, 2005, General Lyon issued a press release (the “April 26, 2005 Press Release”) whereby he proposed that a company to be formed and owned by him would acquire the public shares of WLS’s common stock not already owned by him or the Lyon Trusts for $82 per share in cash (the “2005 Acquisition Proposal”).

30. According to the April 26, 2005 Press Release, the Company’s Board formed a Special Committee to consider the 2005 Acquisition Proposal with the assistance of outside financial and legal advisors. However, as the press release also noted, “General Lyon has advised the Company’s Board of Directors that he will not sell his interest in the Company and will not entertain any proposals in that regard.” Thus, the Special Committee was unable to shop the Company and to obtain competing bids.

31. According to the Company’s March 16, 2005 Form 10-K (the “10-K”) filed with the Securities Exchange Commission (“SEC”), the Company reported the following results for 2004:

Net income for the fourth quarter ended December 31, 2004 increased 108% to a record of $80,155,000, or $8.58 per diluted share, as compared to net income of $38,596,000, or $3.89 per diluted share, for the comparable period a year ago. Consolidated operating revenue increased 56% to $707,866,000 for the quarter ended December 31, 2004, as compared to $452,548,000 for the comparable period a year ago.

For the year ended December 31, 2004, the Company reported record net income of $171,649,000, or $17.55 per diluted share, an increase of 138% as compared to net income of $72,137,000, or $7.27 per diluted share, for the comparable period a year ago. Consolidated operating revenue increased 103% to $1,821,847,000 for the year ended December 31, 2004, as compared with $897,803,000 for the comparable period a year ago.

32. In spite of these stellar results for 2004, in a March 1, 2005 press release, General Lyon predicted that the Company could not continue to expect such results moving forward into 2005:

[W]e had anticipated, and had reflected in our 2004 guidance, a significant reduction in net new home orders for the third and fourth quarters when compared to the same periods in 2003. We expect this same trend to continue in the first two quarters of 2005 when compared to the same periods in 2004.

The reduction in order activity for the three and six months ended December 31, 2004 primarily reflects a lack of available product for sale due to stronger than anticipated absorption levels in the first two quarters of 2004, a decrease in the average number of sales locations, and slower sales in certain of the Company’s markets, primarily in Southern California and Las Vegas. In Southern California, beginning in late June through December 2004, we experienced some slowing in part due to significant increases in new home prices particularly for higher end products. Las Vegas experienced a slowdown in the last quarter of 2004 partially as a result of competitive companies escalating home prices to above market levels which created a negative reaction by home buyers. Primarily, as a result of these factors, net new home orders for the three months ended December 31, 2004 as compared to the previous year were down 39% in California and down 56% in Nevada.

This negative guidance was issued in an attempt to place a temporary, artificial cap on the price of WLS for public shareholders right before General Lyon made his Acquisition offer.

33. In fact, General Lyon’s negative forecasting had its desired effect: WLS stock lost 17% of its value between the negative announcement on March 1, 2005 and General Lyon’s offer date of April 26, 2005, falling from a near all-time high of $89.50 on March 1, 2005 down to $74.40 on April 24, 2005, the day before General Lyon made his offer to purchase all of the Company’s minority shares.

34. General Lyon’s March 1, 2005 doomsday prediction was belied by industry analysts who predicted that even with rising interest rates, new home sales will continue to reach record highs. The predictions of industry analysts were proven correct in a report issued by the United States Department of Commerce on April 26th, the day the 2005 Acquisition Proposal was announced, that new home sales reached a record high in March of 2005. On April 27, 2005 it was reported in the Wall Street Journal that:

Sales of new homes advanced 12.2% in March to a record level as mortgage rates remained low and the nation’s housing market continued to soar.

Sales of new, single-family homes increased to a seasonally adjusted annual rate of 1.43 million units, the Commerce Department said. It was the biggest monthly increase since sales climbed 12.6% in September 1993.

General Lyon likely knew that the Company’s explosive growth since 1999, through 2004, was not likely to abate in 2005. General Lyon’s March 1, 2005 prediction served only his personal interest in temporarily depressing the price of WLS stock so that he could represent to WLS public shareholders, as he did in the April 26, 2005 Press Release, that his 2005 Acquisition Proposal represents a “12% premium over the average closing price for the five days ended April 25, 2005.”

35. According to Bob Poole, chairman and chief investment officer of Bricoleur Capital Management (“Bricoleur”) in San Diego, which owns 85,000 WLS shares, as published in an article in the Los Angeles Times on April 28, 2005, “I think the $82 price is significantly below what the stock is worth. . . I think the fair price, from a seller’s perspective, is up around $120 a share.” On January 7, 2005, General Lyon purchased an aggregate of 655,569 shares of Common Stock from Fremont Investment & Loan, an investment funds managed by Bricoleur, for $66.95 per share. On the same date, the Separate Property Trust purchased an aggregate of 331,437 shares of Common Stock from certain investment funds managed by Bricoleur for the same price.

The Timing of the 2005 Acquisition Proposal and the Announcement of the Kickback Scheme

36. The Company’s stock price had also been temporarily depressed by an announcement on March 9, 2005 of a probe into title reinsurance kickbacks alleged to have been received by WLS and other companies by title insurers, including Fidelity (the “Kickback Scheme”). This probe had further capped WLS’s stock price in the weeks before General Lyon made the 2005 Acquisition Proposal offer.

37. The probe into the Kickback Scheme was announced on March 9, 2005 by the California Department of Insurance. The Kickback Scheme is an elaborate scam by which developers (such as the Company), lenders (such as Duxford) and realtors would receive a portion of the premium for the purchase of a title insurance policy in exchange for referrals to a particular mortgage broker. Because direct kick-backs are a violation of both federal and state law, the participants endeavored to “dress up” the kickbacks as payment for goods or services. Thus, the realtors, lenders, and developers formed wholly-owned subsidiaries to write “reinsurance” policies for the title insurance, for which they received a putative “reinsurance premium” of roughly 50% of the premium earned by the title insurer. Reinsurance on title insurance is unusual and generally unnecessary because of the low (3-5%) loss ratio for single family homes. California Insurance Commissioner John Garamendi (“Garamendi”) was not compelled by this window-dressing and determined that this was not a “reinsurance premium” at all but a kick back to the realtor, developer, or lender for sending the title business to the title insurer.

38. On March 9, 2005, Garamendi and the California Department of Insurance announced that the Company and Fidelity, the nation’s largest title insurance company, with nearly 32 percent national market share, had received subpoenas in relation to the Kickback Scheme. Garamendi had previously described the investigation as an “aggressive enforcement action as part of an ongoing multi-state investigation of these kickbacks and other abuses in the title insurance industry. I am issuing subpoenas to the involved parties that I believe are engaging in these illegal activities.”

39. The announcement of the Acquisition was timed in such a fashion as to allow the Lyons to capitalize on any negative effects on WLS’ stock prices as a result of implication of the Company and Defendants in the Kickback Scheme. Already artificially depressed as a result of the negative March 1 forecast by General Lyon, WLS stock slid yet further upon Garamendi’s March 9, 2005 announcement, losing 3.7% of its value that day alone. The downward spiral of WLS stock prices, precipitated by General Lyon’s intentionally false predictions on March 1, 2005, was exacerbated by the Company’s implication in the Kickback Scheme, and the 2005 Acquisition Proposal fortuitously announced to take advantage of both setbacks to WLS stock prices.

The Special Committee Rejects the 2005 Acquisition Proposal & Resigns in Protest

40. On June 20, 2005, facing growing pressure from WLS shareholders, including previous litigation by Plaintiff, the Special Committee rejected General Lyon’s 2005 Acquisition Proposal as inadequate.

41. On June 28, 2005, General Lyon officially withdrew the 2005 Acquisition Proposal stating in a press release that “while he remained interested in negotiating a transaction for the acquisition of the public’s shares, he did not intend to make a new bid at the Company’s current stock trading levels.”

42. On July 25, 2005, WLS issued a press release informing WLS shareholders that the Special Committee was being disbanded as a result of the withdrawal of the 2005 Acquisition Proposal. Shortly thereafter, also on July 25, 2005, General Lyon issued a press release announcing that he was discontinuing efforts to purchase the publicly held shares of WLS and stating that:

General Lyon said that he was extremely disappointed and regretted that the Special Committee restricted their investment banking firm from engaging in any meaningful dialog when General Lyon’s investment banking firm tried to move the process forward. The Special Committee itself never responded to General Lyon or his investment bankers with a counter offer. The only communiqué that General Lyon had with the Special Committee was their rejection of his offer stating it was “inadequate.”

43. As a direct result of General Lyon’s statements, on August 5, 2005, WLS issued a press release announcing the resignation of the directors who were members of the Special Committee and stating that:

General James Dalton, William McFarland, Michael Meyer and Randolph Westerfield have resigned from the Board of Directors of the Company. They said they did so because they disagreed with the statements by General William Lyon that the Special Committee which had been formed to consider his recent offer had restricted its investment banking firm from engaging in any meaningful dialogue and that they had concerns about the July 25, 2005 board meeting at which the Special Committee was disbanded. The resigning directors also said that the Special Committee had worked diligently to perform its responsibilities to the Company’s minority shareholders.

General Lyons’ Latest Effort to Deprive WLS’s Public Shareholders

44. On March 17, 2006, General Lyon renewed his efforts to cash out WLS’s public stockholders at an inadequate price by attempting to take advantage of a temporary downturn in the Company’s stock price. Although this time around he is offering $93 per share, the market and WLS’s shareholders have again expressed their opinion that General Lyons’ offer was inadequate. That same day, WLS shares closed at $99 per share, and traded as high as $100.96 per share.

45. Shareholders’ dissatisfaction with General Lyons’ new proposal, and the roller-coaster he has taken them on since his 2005 Acquisition Proposal, was recounted in an article in the Dow Jones Newswires which stated:

For the second time in less than a year, William Lyon Homes’ (WLS) chairman has made an unsolicited bid to take the homebuilding company private. But, as happened the last time, shareholders are bidding up the shares well above his offer in an indication shareholders believe the company is worth more.

General William Lyon, chairman and chief executive of William Lyon Homes is making a tender offer to acquire all of the shares he doesn’t already own for $93 a share. The bid represents a 23% premium to the company’s closing price of $75.70 Thursday. However, it’s well below the Company’s 52-week high of $165.85 set Sept. 16, 2005.

The $93 offer is also significantly short of the $100 price target that JMP Securities analyst Alex Barron has on the stock. Barron said he based his price target on the company’s projected earnings for 2006.

This isn’t the first time Lyon has tried to take the company private.

Lyon, whose family controls about 75% of the shares outstanding, made an offer in April 2005 to buy the remaining shares in the company for $82 each. Up until then, the sleepy homebuilder had garnered little investor attention. But the offer proved to be a wakeup call as investors began snapping up the shares, driving the price well above his $82 offer to more than $120 a share. Several shareholder lawsuits were also filed calling Lyon’s offer unfair and underpriced.

The board set up a special committee to examine the offer, and it subsequently concluded the bid was “inadequate.”

After an angry exchange of letters between Lyon and board members which were disclosed in filings with the Securities and Exchange Commission, Lyon terminated his offer and the special committee was dissolved. Also, four board directors resigned. In a statement at the time, Lyon said he “remained interested in negotiating a transaction for the acquisition of the public’s shares,” but didn’t intend to make a new bid at the stock’s current trading levels. If market conditions change, he said he might revisit the possibility of a transaction.

. . . .

However, investors are again bidding up the company’s shares. They recently traded at $98.79, up $23.09, or 31%, on volume of 1.3 million, compared with average daily volume of 106,100.

Kevin Johnson, principal at Aronson Johnson Ortiz L.P., which holds shares in William Lyon Homes, considers the $93 bid to be low.

“No doubt about it,” he said. “It is valued higher than that,” given its current trading price. “Given the choice between $93 and $99, we’ll take the $99.”

The Tender Offer is Structurally Coercive

46. The full terms of General Lyon’s offer were made public in the Form SC TO-T filed with the Securities and Exchange Commission (“SEC”) on March 17, 2006 (the “Tender Offer Document”). The Tender Offer Document discloses that:

On May 31, 2002, the Offeror entered into a voting agreement (the “Voting Agreement”) with Wade H. Cable, President and Chief Operating Officer of Lyon Homes (“Cable”), and Wade H. Cable and Susan M. Cable, as Trustees of The Cable Family Trust Est. 7-11-88 (the “Cable Trust”), pursuant to which the Cable Trust and Cable agreed to vote or cause to be voted the Common Stock owned by them in accordance with the Offeror’s instructions on all matters, and the Offeror agreed to vote his Common Stock in the same manner that he instructed Cable and the Cable Trust to vote their Common Stock. . . . The Voting Agreement does not grant the Offeror investment power over the Shares, so the Shares subject to the Voting Agreement will not be deemed to be owned, directly or indirectly, by the Offeror for purposes of determining the number of Shares required to satisfy the Majority of the Minority Condition and the 90% Condition.

Tender Offer Document at 12 (emphasis added).

47. Thus, the approximately 297,708 shares held by Cable are included in the definition of “minority” shares. Cable’s shares represent approximately 27% of WLS shares the Lyons need to acquire to meet the majority of the minority condition. Including the shares held by Cable in the minority makes it far easier for General Lyon to meet the purported majority of the minority condition and is in contravention of Delaware law. This is particularly true where, as here, the shares are to be voted in accordance with the Lyons’ instructions.

48. The Tender is also coercive because the Tender Offer Document is clearly misleading shareholders about the genesis of the Tender. In the Background of the Offer section of the Tender Offer Document, General Lyon discloses a chronology of his 2005 Acquisition Proposal, with one crucial material omission: the Tender Offer Document neglects to mention the resignation of WLS’s directors in August of 2005. The fact that members of the former Special Committee resigned in protest after the 2005 Acquisition Proposal is clearly a material fact that must be disclosed to shareholders.

49. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to Plaintiffs and the other members of the Class, are attempting unfairly to deprive Plaintiffs and other members of the Class of the true value of their investment in WLS.

50. WLS shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

51. By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other WLS public stockholders.

52. As a result of the actions of Defendants, Plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of WLS’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of WLS common stock.

53. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the other members of the Class.

54. Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, Plaintiffs demand judgment and preliminary and permanent relief including injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

(1)	Declaring that this action is properly maintainable as a class action;

(2)	Enjoining Defendants from proceeding with the Tender;

(3)	Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

(4)	Awarding Plaintiffs and the Class appropriate damages;

(5)	Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees;

(6)	Granting such other and further relief as this Court may deem just and proper.

DATED: March 21,2006

CHIMICLES & TIKELLIS LLP

By:
Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546)
A. Zachary Naylor (#4439)
Robert R. Davis (#4536)
Daniel J. Brown (#4688)
One Rodney Square
P.O. Box 1035
Wilmington, DE 19899
Voice: (302) 656-2500
Fax: (302) 656-9053
Attorneys for Plaintiff

Of Counsel:

SCHIFFRIN & BARROWAY, LLP

Marc A. Topaz

Lee D. Rudy

280 King of Prussia Road

Radnor, PA 19087

(610) 667-7706